UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.         [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 7

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. [ ]
b. [ ]

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED:
	PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

	7.	SOLE VOTING POWER : 7,554,406 (See Item 5)
NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0
OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,554,406 (See Item 5)
PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,554,406 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*        [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

20.6%, based on 36,736,325 shares outstanding as of September 26, 2005 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2005

14.	TYPE OF REPORTING PERSON* CO

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 7

* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission on February 13, 1997 (the “Initial Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

This Amendment No. 1 is being made to reflect that the Shareholder Agreement described in Item 6 below has been terminated. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by Ralcorp in the Initial Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock of the Issuer, 137 Benchmark Road Avon, Colorado 81620.

Item 2. Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The person filing this statement is Ralcorp. The principal office and place of business of Ralcorp is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. Ralcorp, through itself or through its various subsidiaries, is primarily engaged in manufacturing, distributing and marketing store brand (private label) food in the grocery, mass merchandise, drug and food service channels.

Set forth in Appendix I with respect to each director and executive officer of Ralcorp are his name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed as directors in Appendix I might be deemed to control Ralcorp.

During the last five years, neither Ralcorp nor any director or executive officer of Ralcorp has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of Ralcorp is a United States citizen.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 7

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

On January 3, 1997 pursuant to a Stock Purchase Agreement among the Issuer, Ralston Resorts, Inc. (“Resorts”) and Ralston Foods, Inc. (which has merged into Ralcorp on January 31, 1997), Ralcorp exchanged all of the outstanding stock in Resorts for 7,554,406 shares of the Issuer’s Common Stock (on a post split basis) and the assumption of $165 million in Resorts’ debt.

Mr. Joe R. Micheletto, director, purchased 1,000 shares of the Issuer's Common Stock in an open market transaction on February 4, 1997 at $22 per share and received 10,000 stock options as described in Item 5 in his capacity as a non-employee director of the Issuer. Mr. William P. Stiritz received 7,500 stock options as described in Item 5 in his capacity as a non-employee director of the Issuer. Mr. Thomas G. Granneman, Ralcorp’s Corporate Vice President and Controller, purchased 200 shares of the Issuer’s Common Stock in an open market transaction on August 5, 1998 at $24 per share.

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the acquisition was to effect the sale of Resorts as described in Item 3. Ralcorp intends to review its holdings in the Issuer on a continuous basis and, depending upon:

•	the use of proceeds by Ralcorp primarily to make acquisitions, repay indebtedness or repurchase its own Common Stock;
•	the price and availability of the Common Stock;
•	subsequent developments affecting the Issuer;
•	the business prospects of the Issuer;
•	global and U.S. market and economic conditions;
•	tax considerations;
•	other investment and business opportunities available to Ralcorp;
•	changes in law or government regulations;
•	the costs associated with maintaining the public listing of the Issuer; and
•	other factors deemed relevant by Ralcorp;

may at any time determine to sell all or part of its holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer. Such transactions may take place at any time with or without prior notice and may include, without limitation, entering into any forward sale, swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of some or all of the shares of Common Stock such as a prepaid variable forward contract to deliver a variable number of shares in the future, in exchange for a prepaid purchase price. Other possible transactions could include, without limitation (1) making a tender or exchange offer for some or all

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 7

of the Common Stock, (2) waging a proxy contest for control of the Board of Directors of the Issuer, (3) seeking a merger or other form of business combination involving the Issuer, or (4) taking other actions that could have the purpose or effect of directly or indirectly influencing control over the Issuer. Ralcorp has engaged, and/or may in the future engage, legal, accounting and other advisors to assist it in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

Mr. Micheletto acquired the 1,000 shares of Common Stock on February 4, 1997 as an investment and the stock options described in Item 5 in his capacity as a non-employee director of the Issuer. Mr. Stiritz acquired the stock options described in Item 5 in his capacity as a non-employee director of the Issuer. Mr. Granneman acquired the 200 shares of Common Stock on August 5, 1998 as an investment.

Messrs. Micheletto and Stiritz were originally nominated and elected as directors of the Issuer as nominees of Ralcorp pursuant to the Shareholder Agreement described in Item 6 below.

Except as set forth in this Schedule 13D under Item 6 below, Ralcorp and its directors and executive officers do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

According to the Issuer’s most recent publicly filed documents, as of September 26, 2005, the Issuer has issued and outstanding the following capital stock: no shares of Class A Common Stock and 36,736,325 shares of Common Stock. Based on this information, Ralcorp owns approximately 20.6% of the outstanding Common Stock. Messrs. Granneman, Micheletto and Stiritz each beneficially own less than 1% of the outstanding Common Stock. Included in the shares beneficially owned by Messrs. Micheletto and Stiritz, are the following shares of Common Stock that may be acquired on or within 60 days of October 17, 2005 through the exercise of stock options: 5,000 shares of Common Stock underlying stock options granted to Messrs. Micheletto and Stiritz on December 12, 2002; 5,000 shares of Common Stock underlying stock options granted to Mr. Micheletto on November 20, 2003 and 2,500 shares of Common Stock underlying stock options granted to Mr. Stiritz on November 20, 2003. Each of Ralcorp, Messrs. Granneman, Micheletto and Mr. Stiritz has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares beneficially owned by such person. Except as set forth in Appendix 1, neither Ralcorp nor, to Ralcorp’s knowledge, any director or executive officer of Ralcorp beneficially owns or has a right to acquire, directly or indirectly, any other shares of Common Stock of the Issuer, nor during the past sixty days have there been any transactions in the Common Stock of the Issuer by Ralcorp or, to Ralcorp’s knowledge, any director or executive officer of Ralcorp.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 6 of 7

Shareholder Agreement and Termination Agreement

Since January 3, 1997, the Issuer, Apollo Ski Partners, L.P. (“Apollo”) and Ralcorp have been party to a shareholder agreement (the “Shareholder Agreement”) pursuant to which Apollo and Ralcorp were subject to voting agreements and had certain registration rights. The Shareholder Agreement was amended as of November 1, 1999. The Issuer, Apollo and Ralcorp entered into a Termination Agreement (the “Termination Agreement”) on October 5, 2004 terminating the Shareholder Agreement, except for certain demand and piggyback registration rights with respect to the Common Stock owned by Ralcorp and the indemnification provisions contained in the Shareholder Agreement which survive as described below.

Under the terminated Shareholder Agreement, the parties had agreed to cause the Board of Directors of the Issuer to consist of no more than twenty directors, with Ralcorp having the ability to nominate two directors for so long as it owned at least ten percent of the Issuer’s outstanding voting securities. Messrs. Micheletto and Stiritz were Ralcorp’s two nominees for directors. Pursuant to the terminated Shareholder Agreement, Apollo had agreed to vote in favor of the election of the two directors nominated by Ralcorp.

The terminated Shareholder Agreement subjected Ralcorp to a voting agreement with respect to actions taken by the Issuer’s Board of Directors. Among other things, Ralcorp agreed to vote (i) “for” all the nominees recommended by the Board of Directors, (ii) in accordance with the Board of Directors on all shareholder proposals and (iii) in the same proportion as all other shareholders (i.e., “for,” “against” and “abstain”) on all other matters, except that Ralcorp had full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Issuer’s charter or bylaws.

Under the terms of the terminated Shareholder Agreement, Ralcorp had agreed to certain restrictions on the resale of its shares of Common Stock. Ralcorp had agreed not to transfer or sell its shares of Common Stock without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Ralcorp stockholders, or (ii) pursuant to a demand or piggyback registration as allowed under the Shareholder Agreement or (iii) to a transferee, provided the transferee would not own more than ten percent of the outstanding voting securities of the Issuer and agreed to be bound by the Shareholder Agreement.

Under the continuing provisions, Ralcorp has the right to effect one demand registration per twelve month period; provided that no demand registration may be made if the shares of Common Stock constitute less than 6% of the outstanding voting securities of the Issuer (or, if less, all of the shares of Common Stock owned by Ralcorp) or the demand is made within six months after the effective date of any other registration of voting securities of the Issuer under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). In addition, Ralcorp has the right to include the shares of Common Stock owned by it in any registration statement (other than the registration of securities in connection with a merger, acquisition, exchange offer or employee benefit plan maintained by the Issuer or its affiliates), filed by the Issuer or any other person, subject to cutback by the managing underwriter in certain specified circumstances. Such registration rights will survive until the later of:

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 7 of 7

•	the 18-month anniversary of the Termination Agreement; or
•	the date upon which a registration statement demanded by Ralcorp prior to the 18-month anniversary of the Termination Agreement is declared effective.

In addition, the Issuer, Ralcorp and Apollo have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in that respect.

The foregoing description of the Shareholder Agreement and Termination Agreement is qualified in its entirety by full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Other than the foregoing agreements and others described in filings made with the SEC by Ralcorp, there are no contracts, arrangements, understandings or relationships among Ralcorp or, to Ralcorp’s knowledge, any of its directors or executive officers, or between such persons and any other person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description
99.1

Stock Purchase Agreement Among Vail Resorts, Inc., Ralcorp holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996.)

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997. (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997.)

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000.)

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2005	/s/ C. G. Huber, Jr.
Name: C. G. Huber, Jr. Title: Secretary

Appendix 1

Set forth below with respect to each director and executive officer of Ralcorp are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not Ralcorp) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. Ralcorp believes the stock ownership information below is correct as of October 17, 2005. The information will be updated when amendments to this Schedule 13D are filed.

Directors
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Bill G. Armstrong	Former Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition, producer of animal feed products, and former Chief Operating Officer of Agribrands International, Inc., producer of animal feed products.	0
David R. Banks	Private equity investor.	0
Jack W. Goodall	Former Chairman of the Board of Jack in the Box Inc. (restaurants).	0
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc. producer of private label snack nuts.	0
David W. Kemper	Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (a bank holding company).	0
Richard A. Liddy	Former Chairman of the Board of GenAmerica Financial (financial and insurance products) and Reinsurance Group of America, Incorporated (life reinsurance).	0
Joe R. Micheletto	Vice-Chairman of the Board of Directors and former Chief Executive Officer and President of Ralcorp Holdings, Inc.	11,000(1)

_________________________

(1)   Includes the following shares of Common Stock that may be acquired by Mr. Micheletto on or within 60 days of October 17, 2005 through the exercise of stock options: 5,000 shares of Common Stock underlying stock options granted on December 12, 2002 and 5,000 shares of Common Stock underlying stock options granted on November 20, 2003.

David P. Skarie	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer and President of The Carriage House Companies, Inc., producer of private label wet fill products and Ralston Foods, producer of private label cereal.	0
William P. Stiritz	Private equity investor.	7,500(2)

Executive Officers
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	See above.	0
David P. Skarie	See above.	0
Richard Scalise	Corporate Vice President, and President Frozen Bakery Products	0
Thomas G. Granneman	Corporate Vice President and Controller	200
Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary	0
Richard R. Koulouris	Corporate Vice President, and President, Bremner, Inc. and Nutcracker Brands, Inc.	0
Scott Monette	Corporate Vice President and Treasurer	0
Ronald D. Wilkinson	Corporate Vice President, and Director of Product Supply of Ralston Foods and The Carriage House Companies, Inc.	0

_________________________

(2)   Includes the following shares of Common Stock that may be acquired by Mr. Stiritz on or within 60 days of October 17, 2005 through the exercise of stock options: 5,000 shares of Common Stock underlying stock options granted to Mr. Stiritz on December 12, 2002 and 2,500 shares of Common Stock underlying stock options granted to Mr. Stiritz on November 20, 2003.

Exhibit Index

Exhibit	Description
99.1

Stock Purchase Agreement Among Vail Resorts, Inc., Ralcorp holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996.)

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997. (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997.)

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000.)

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004.)